Press Release
CAE reports first quarter fiscal 2023 results
•Revenue of $933.3 million vs. $752.7 million in prior year
•Earnings per share (EPS) of $0.01 vs. $0.16 in prior year
•Adjusted EPS(1) of $0.06 vs. $0.19 ($0.15 ex. COVID-19 government support programs(2)) in prior year
•Operating income of $39.4 million vs. $86.2 million in prior year
•Adjusted segment operating income(3) of $60.9 million vs. $98.4 million ($84.8 million ex. COVID-19 government support programs(4)) in prior year
•Orders(5) of $1,049.1 million for a record $10.0 billion backlog(5) and 1.12x book-to-sales ratio(5)
•Recorded $28.9 million (non-cash) in unfavourable U.S. Defense contract profit adjustments
•Revised annual growth outlook to mid-20% (vs. mid-30%) consolidated adjusted segment operating income growth; three-year (FY23-FY25) EPS compound growth rate target maintained at mid-20%

Montreal, Canada, August 10, 2022 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $933.3 million for the first quarter of fiscal 2023, compared with $752.7 million in the first quarter last year. First quarter net income attributable to equity holders was $1.7 million ($0.01 per share) compared to $46.4 million ($0.16 per share) last year. Adjusted net income(6) in the first quarter of fiscal 2023 was $17.6 million ($0.06 per share) compared to $55.6 million ($0.19 per share) last year.

Operating income this quarter was $39.4 million (4.2% of revenue), compared to $86.2 million (11.5% of revenue) last year. First quarter adjusted segment operating income was $60.9 million (6.5% of revenue) compared to $98.4 million (13.1% of revenue) last year. Adjusted segment operating income excluding COVID-19 government support programs, of which there have been none since the first quarter of fiscal 2022, was also $60.9 million (6.5% of revenue) compared to $84.8 million (11.3% of revenue) last year. Adjusted segment operating income this quarter includes $28.9 million in unfavourable contract profit adjustments in Defense, involving two programs in the U.S. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except per share amounts)		Q1-2023	Q1-2022	Variance %
Revenue		$933.3	$752.7	24%
Operating income		$39.4	$86.2	(54%)
Adjusted segment operating income (SOI)		$60.9	$98.4	(38%)
As a % of revenue	%	6.5%	13.1
Adjusted SOI excluding COVID-19 government support programs		$60.9	$84.8	(28%)
As a % of revenue	%	6.5%	11.3
Net income		$3.7	$47.3	(92%)
Net income attributable to equity holders of the Company		$1.7	$46.4	(96%)
Basic and diluted earnings per share (EPS)		$0.01	$0.16	(94%)
Adjusted net income		$17.6	$55.6	(68%)
Adjusted EPS		$0.06	$0.19	(68%)
Adjusted net income excluding COVID-19 government support
programs (7)		$17.6	$45.6	(61%)
Adjusted EPS excluding COVID-19 government support programs		$0.06	$0.15	(60%)
Order intake		$1,049.1	$521.5	101%
Total backlog		$10,025.6	$7,934.1	26%

“We had a mixed performance in the first quarter, with Civil delivering results in line with our view for strong annual growth, while Defense came in well short of our expectations, as a result of discrete program charges and near-term headwinds in this early stage of its multi-year growth journey,” said Marc Parent, CAE’s President and Chief Executive Officer. “Despite a challenging global environment, we secured over $1 billion in total orders for a record $10 billion backlog and 1.12 times book-to-sales ratio. In Civil, we booked $522 million in orders for a 1.09 times book-to-sales ratio, including long-term training agreements with airlines and business aircraft operators, and 11 full-flight simulator sales. In Defense, we booked orders for training and mission support solutions valued at $488 million for 1.18 times book-to-sales. And in Healthcare, we continued to drive double-digit revenue growth with our innovative solutions and capable team.”

On CAE’s revised outlook, Parent added, “we are lowering our outlook for the current fiscal year to mid-twenty percent consolidated adjusted segment operating income growth to account for the two U.S. program charges already incurred in Defense, and to reflect the more acute, sector-wide headwinds we are now experiencing, namely supply chain pressures, labour shortages, and a slower defence contracting environment. We previously indicated our expectation of a back-half-weighted performance in Defense this fiscal year, as we manage through the effects of a protracted period of less than one book-to-sales and begin to ramp up new orders in the second half. The additional Defense headwinds have made this weighting more pronounced, and we expect them to gradually abate through the course of the fiscal year. In our Civil business, we expect continued strong growth, driven largely by the cyclical aviation recovery underway and elevated demand for pilot training in commercial and business jet segments, as evidenced by robust full-flight simulator sales and the exclusive long-term training agreements we have secured in recent quarters with virtually all major airlines in the Americas. I believe our success there provides a compelling blueprint for what a broader global market recovery holds for CAE, and we are poised to continue growing market share from an expanded pipeline of Civil training opportunities. For CAE overall, order intake remains a key leading indicator of our progress along the path to becoming a larger, more resilient, and more profitable company. We greatly enhanced our position and expanded our addressable market over the last couple of years, and I have complete confidence in our team’s ability to maintain a strong order momentum and drive superior and sustainable growth and profits over the long-term. Broadly speaking, the underlying trendlines of our multi-year progress are very much intact, and my conviction in CAE’s long-term growth outlook is resolute. We continue to target a three-year EPS compound growth rate in the mid-twenty percent range.”

Civil Aviation (Civil)
First quarter Civil revenue was $480.4 million vs. $432.9 million in the first quarter last year. Operating income was $75.4 million compared to $59.0 million in the same quarter last year. Adjusted segment operating income was $86.6 million (18.0% of revenue) compared to $69.7 million (16.1% of revenue) in the first quarter last year. Adjusted segment operating income excluding COVID-19 government support programs, of which there was none this quarter, was also $86.6 million (18.0% of revenue) compared to $64.5 million (14.9% of revenue) in the same quarter last year. During the quarter, Civil delivered ten full-flight simulators (FFSs)(8) to customers and first quarter Civil training centre utilization(9) was 71%.

During the quarter, Civil signed training solutions contracts valued at $521.5 million, including contracts for 11 FFSs sales. Notable training contracts for the quarter include several exclusive training agreements in the Americas, adding to the exclusive training agreements Civil now holds with most major airlines in the region. They include a three-year extension to a long-term exclusive commercial aviation training agreement with Mesa Airlines, a five-year exclusive training agreement with United Airlines, a five-year exclusive training agreement with JetBlue, and a ten-year exclusive training agreement with another major North American airline. In the U.K., Civil expanded its existing 12-year exclusive commercial aviation training agreement with Virgin Atlantic to include the Boeing 787 platform, now covering all their existing aircraft platforms under the training exclusivity. In business aviation, Civil signed a three-year training agreement with Tag Aviation Holdings, and a three-year agreement with the NATO Support and Procurement Agency.

The Civil book-to-sales ratio was 1.09x for the quarter and 1.32x for the last 12 months. The Civil backlog at the end of the quarter was $5.0 billion.

Summary of Civil Aviation results
(amounts in millions, except SEU, FFSs)		Q1-2023	Q1-2022	Variance %
Revenue		$480.4	$432.9	11%
Operating income		$75.4	$59.0	28%
Adjusted segment operating income (SOI)		$86.6	$69.7	24%
As a % of revenue	%	18.0%	16.1
Adjusted SOI excluding COVID-19 government support programs		$86.6	$64.5	34%
As a % of revenue	%	18.0%	14.9
Order intake		$521.5	$338.1	54%
Total backlog		$4,993.2	$4,200.4	19%
Simulator equivalent unit (SEU)(10)		250	243	3%
FFSs in CAE’s network (8)		318	319	—%
FFS deliveries		10	11	(9%)
Utilization rate	%	71%	56	27%

Defense and Security (Defense)
First quarter Defense revenue was $413.3 million, up 43% compared to the first quarter last year. Operating loss was $30.3 million compared to an income of $22.6 million in the same quarter last year. Adjusted segment operating loss was $21.2 million, compared to an income of $23.7 million (8.2% of revenue) in the first quarter last year. Adjusted segment operating loss excluding COVID-19 government support programs, of which there was none this quarter, was also $21.2 million compared to an income of $15.7 million (5.4% of revenue) in the same quarter last year. The decrease compared to the first quarter of fiscal 2022 was driven mainly by unfavourable contract profit adjustments, which totaled $28.9 million on a legacy L3H MT classified U.S. program and a legacy CAE U.S. training program. This followed the reassessment of cost estimates, due in part from, delays and meeting customer requirements on scope and timing, as well as a change in expectations for the expansion of program requirements, following recent discussions with the customers. Additional challenges during the quarter stemmed from staffing shortages, supply chain pressures, slower than expected order awards, and higher bid and proposal costs associated with the pursuit of a larger Defense pipeline.

Defense booked orders for $488.0 million, including the continuation of last year’s success of winning contracts across all five domains. In the Air domain, our joint venture with Leonardo Helicopter entered a contract with the Netherlands Ministry of Defence to provide a training system in support of the Joint NH90 Training Program. In Land, the US Army Synthetic Training Environment Cross Functional Team (STE CFT) awarded CAE a task order to develop a Soldier Virtual Trainer (SVT) Prototype, which is a solution to deliver immersive capabilities that empower Soldier-led training at the point-of-need. In the Sea domain, in partnership with Lockheed Martin, we were awarded a design support contract on the Royal Canadian Navy’s next generation frigates or Canadian Surface Combatant (CSC). In Space, we were awarded a prototype contract from Air Force Research Lab (AFRL) Space Vehicle Directorate’s Simulation & Technology Assessment Branch. The prototype is part of an initiative with the Space Technology Advanced Research – Fast-tracking Innovative Software and Hardware (STAR-FISH). And in the Cyber domain, as part of a larger team, we secured a position on the approximately $1 billion Agile Cyber Technology (ACT 3) ID/IQ contract vehicle.

The Defense book-to-sales ratio was 1.18x for the quarter and 1.31x for the last 12 months (excluding contract options). The Defense backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was $5.0 billion. The Defense pipeline remains strong with some $9.0 billion of bids and proposals pending customer decisions.

Summary of Defense and Security results
(amounts in millions)		Q1-2023	Q1-2022	Variance %
Revenue		$413.3	$288.2	43%
Operating (loss) income		$(30.3)	$22.6	(234%)
Adjusted segment operating (loss) income (SOI)		$(21.2)	$23.7	(189%)
As a % of revenue	%	—%	8.2
Adjusted SOI excluding COVID-19 government support programs		$(21.2)	$15.7	(235%)
As a % of revenue	%	—%	5.4
Order intake		$488.0	$151.8	221%
Total backlog		$5,032.4	$3,733.7	35%

Healthcare
First quarter Healthcare revenue was $39.6 million, vs. $31.6 million in the first quarter last year. Operating loss was $5.7 million compared to an income of $4.6 million in the same quarter last year. Adjusted segment operating loss was $4.5 million compared to an income of $5.0 million (15.8% of revenue) in the first quarter last year. Adjusted segment operating loss excluding COVID-19 government support programs, of which there was none this quarter, was also $4.5 million, compared to an income of $4.6 million (14.6% of revenue) in the same quarter last year. Healthcare continued to deliver year-over-year quarterly revenue growth. The decrease in adjusted segment operating income compared to the first quarter of fiscal 2022 was mainly due to higher net research and development costs and higher investments in selling, general and administrative expenses to support growth.

Healthcare expanded its relationship with the Mayo Clinic College of Medicine and Science, finalizing a significant partnership for its LearningSpace centre management solution for its simulation centre in Rochester, Minnesota. Healthcare also increased its presence and visibility in the U.S. in part through efforts supported by CARES Act funding and Mon Health hospital system, to address West Virginia’s increased demand for nurses with three mobile training units.

Healthcare’s leadership transitioned during the quarter to Jeff Evans, on an interim basis. Jeff formerly led the business unit’s sales organization and has been instrumental in driving Healthcare’s extended period of double-digit quarterly revenue growth.

Summary of Healthcare results
(amounts in millions)		Q1-2023	Q1-2022	Variance %
Revenue		$39.6	$31.6	25%
Operating (loss) income		$(5.7)	$4.6	(224%)
Adjusted segment operating (loss) income (SOI)		$(4.5)	$5.0	(190%)
As a % of revenue	%	—%	15.8
Adjusted SOI excluding COVID-19 government support programs		$(4.5)	$4.6	(198%)
As a % of revenue	%	—%	14.6

Additional financial highlights
CAE incurred restructuring, integration and acquisition costs of $21.5 million during the first quarter of fiscal 2023, including $16 million related to the L3H MT and AirCentre acquisitions.

Net cash used in operating activities was $162.6 million for the quarter, compared to $129.1 million in the first quarter last year. Free cash flow(11) was negative $182.4 million for the quarter compared to negative $147.6 million in the first quarter last year. The decrease was mainly due to a decrease in cash provided by operating activities, partially offset by a lower investment in non-cash working capital. CAE usually sees a higher level of investment in non-cash working capital accounts during the first half of the fiscal year and tends to see a portion of these investments reverse in the second half.

Income tax recovery this quarter amounted to $0.5 million, representing a negative effective tax rate of 16%, compared to a positive effective tax rate of 18% for the first quarter last year. The income tax rate was impacted by restructuring, integration and acquisition costs, and excluding these costs the income tax rate used to determine adjusted net income and adjusted EPS was 21% this quarter and 19% in the first quarter of last year. On this basis, the increase in the tax rate was mainly attributable to a beneficial impact on certain tax assets last year, partially offset by the change in the mix of income from various jurisdictions.

Growth and maintenance capital expenditures(12) totaled $73.9 million this quarter.

Net debt(13) at the end of the quarter was $3,025.9 million for a net debt-to-adjusted EBITDA(14) of 4.15x. This compares to net debt of $2,700.1 million and a net debt-to-adjusted EBITDA of 3.58x at the end of the preceding quarter. CAE’s total available liquidity as at June 30, 2022 was approximately $1.4 billion.

Adjusted return on capital employed (ROCE)(15) was 5.2% this quarter compared to 6.2% last quarter and 6.7% in the first quarter last year. Adjusted ROCE excluding COVID-19 government support programs was 5.2% this quarter compared to 6.1% last quarter and 5.3% in the first quarter last year.

Management outlook
Since 2020, CAE has been carrying out a growth strategy which it believes will enable it to emerge from the pandemic a bigger, stronger, and more profitable company than ever before. Specifically, as a waypoint along its journey to cyclical recovery and beyond, the Company is targeting a consolidated adjusted segment operating margin of approximately 17% by the time its markets are generally recovered, with steady room for further improvement thereafter. It expects to reach this level of profitability on a significantly larger base of business with a post-pandemic capital structure that will allow the Company to sustain ample flexibility to further invest in its future. The Company is targeting a three-year (FY23-FY25) EPS compound growth rate in the mid-20% range.

Current headwinds include the ongoing global pandemic, geopolitical tensions and the war in Ukraine, decades- high inflation, slower global economic growth, and acute supply chain and labor shortages – any of which may influence the exact timing and rate of market recovery. Notwithstanding the additional volatility induced by these factors, and more acute short-term headwinds for Defense, management maintains a highly positive view of its growth potential over a multi-year period.

Expected secular trends are highly favorable for all three of the Company’s core business segments. Greater desire by airlines to entrust CAE with their critical training and digital operational support and crew management needs, higher expected pilot demand and strong growth in business jet travel demand are enduring positives for the Civil business. Tailwinds that favour the Defense business include the shift in national defence priorities to an increased focus on near-peer threats and the recognition of the sharply increased need for digital immersion-based synthetic solutions. Healthcare is poised to leverage opportunities presented by an acute nursing shortage and rising demand for Public Safety and Security.

The Company believes there is considerable pent-up demand for air travel, and the rate of Civil’s recovery to pre-pandemic levels and beyond is expected to continue to be driven in large part by the easing of travel restrictions. Civil’s strong training performance in the Americas and FFS order activity, provide a compelling blueprint for the potential of a broader global recovery. In fiscal year 2023, in addition to continuing to grow its share of the aviation training market and expanding its position in digital flight services, Civil expects to maintain its leading share of FFS sales and to deliver upwards of 40 FFSs to customers worldwide, with a higher proportion of units expected to be delivered in second half of the fiscal year.

CAE’s Defense segment is also on a multi-year path to becoming an even bigger and more profitable business. Defense is closely aligned with its customers’ utmost priorities focused on defending freedom in the face of near-peer threats. In the last two years, Defense has established itself as the world's leading platform agnostic, global training and simulation pure play defence business. This is expected to bring increased potential to capture business around the world, accelerated by the acquisition of L3H MT and the expanded capability and customer set the combined entity possesses. This is evidenced by the trailing 12-month book-to-sales ratio of 1.31x. Current geopolitical events have galvanized national defence priorities in the U.S. and across NATO, and management expects increased spending and specific prioritization on defence readiness to translate into additional opportunities for CAE in the years ahead. Defense is expected to continue making good progress with the integration of L3H MT acquisition in fiscal 2023 and to fully realize $35 to $45 million of cost synergies by fiscal year 2024.

In the near term, Defense is expected to continue working its way through the lagging effects of a protracted period of lower than one annual book-to-sales ratios. Defense also anticipates some continuation of the first-quarter supply chain and labor challenges in subsequent quarters and for those impacts to be largely mitigated by year end, with sequential progress each quarter. Staffing shortages negatively impact Defense’s execution and profitability on firm-fixed-price programs and its ability to generate revenue on cost-plus contracts. Supply chain pressures pose additional challenges that result from higher costs, execution delays and associated inefficiencies. As the year progresses, Defense expects to be able to partially offset these impacts through internal cost reduction and efficiency initiatives currently underway. The Russian invasion of Ukraine has galvanized NATO and allied nation’s resolve vis-a-vis increased defence spending; however, the immediate priority on operational needs is contributing to training program award delays in the short-term. CAE continues to expect superior Defense growth over a multi-year period to be driven by the progressive realization of synergies related to the L3H MT integration and the translation of order intake and bid activity into revenue.

In Healthcare, the long-term potential is for it to become a more material and profitable business within CAE as it gains share in the healthcare simulation and training market and continues to build on its double-digit revenue growth momentum.

For the current fiscal year 2023, CAE now expects to deliver mid-20% consolidated adjusted segment operating income growth (mid-30% previously), weighted more heavily to the second half of the year.

Total capital expenditures are expected to be approximately $250 million in fiscal year 2023, primarily in support of sustainable and accretive growth opportunities. The Company usually sees a higher investment in non-cash working capital accounts in the first half of the fiscal year, and as in previous years, management expects a portion of the non-cash working capital investment to reverse in the second half. The Company continues to target a 100% conversion of adjusted net income to free cash flow for the year. Concurrent with its continued pursuit of attractive growth opportunities, CAE expects net debt-to-adjusted EBITDA to decrease to a ratio of below three times (3x) within the next 15 months. CAE expects its effective income tax rate to increase to approximately 22% going forward, reflecting some of the recent changes to global tax regimes.

Management’s outlook for fiscal year 2023 and the above targets and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets, and the timing and degree of easing of global COVID-19-related mobility restrictions. Air travel is a major driver for CAE’s business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Additionally, as the basis of its fiscal year 2023 outlook, management assumes no further disruptions to the global economy, air traffic, CAE’s operations, and its ability to deliver products and services. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2022 MD&A. Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Environmental, Social, and Governance (ESG)
During the quarter, CAE issued its FY22 Annual Activity and Corporate Social Responsibility (CSR) report, which is a single source of information in key areas demonstrating how its solutions and activities created impact across the three central dimensions of sustainability: environmental, social and governance (ESG). It also demonstrates how CAE’s ESG strategy is grounded in its core purpose: safety. The report highlighted CAE’s enhanced Sustainability governance and updated ESG materiality matrix that gives CAE greater confidence that it is investing in the CSR initiatives that matter most. CAE continues its reporting according to the Global Reporting Initiative (GRI), the Task force on Climate-related Financial Disclosures (TCFD) and the Sustainability Accounting Standards Board (SASB).

Underscoring its commitment to ESG leadership, CAE created a new executive committee-level position of Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement, and bolstered its diversity, equity and inclusion (DE&I) program with another new leadership role, Chief DE&I Officer.

In July 2022, at the Farnborough Air Show, CAE made significant announcements that support its efforts to reduce its carbon footprint and elevate its commitment as the first carbon neutral Canadian Aerospace company and contribute to the sustainability of its industry. CAE will be advancing green aviation technology with the development of an electric conversion kit for Piper Archer aircraft. It expects to convert two-thirds of its Piper Aircraft training fleet at its flight schools around the world, while it develops the training for future pilots to operate electric aircraft. In addition, CAE has partnered with multiple Advanced Air Mobility key players by taking a leadership role in the development of this all-electric air transport industry and was more recently selected by Vertical Aerospace to be their pilot training partner for their launch eVTOL aircraft.

To learn more about CAE’s corporate sustainability roadmap and achievements, the report can be downloaded at https://www.cae.com/social-responsibility/.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated interim financial statements and MD&A for the quarter ended June 30, 2022 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q1 FY2023
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President, Finance, and CFO; and Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, will conduct an earnings conference call today at 1:30 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions. Above all else, we empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in more than 200 sites and training locations in over 40 countries. CAE represents 75 years of industry firsts—the highest-fidelity flight and mission simulators, surgical manikins, and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions while keeping positive environmental, social and governance (ESG) impact at the core of our mission. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our acquisitions of L3Harris Technologies’ Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre), CAE's access to capital resources, the expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT and AirCentre acquisitions with our existing business and teams, other anticipated benefits of the L3H MT and AirCentre acquisitions and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts.

Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of August 10, 2022 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after August 10, 2022. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2023 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase facility, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT and AirCentre acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2022. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this report and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2022 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2022 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Adjusted earnings or loss per share is a non-GAAP financial measure calculated by excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and, impairments and other gains and losses, after tax, as well as one-time tax items by the weighted average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.

(2) Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

(3) Adjusted segment operating income or loss is a total of segments measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

(4) Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance.

(5) Order Intake and Backlog
Order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defense and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(6) Adjusted net income or loss is a non-GAAP financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.

(7) Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

(8) A full-flight simulator (FFS) is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

(9) Utilization rate is one of the supplementary financial measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(10) SEU is a supplementary financial measure we use to show the total average number of FFSs available to generate earnings during the period.

(11) Free cash flow is a non-GAAP financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in ERP and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(12) Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

(13) Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(14) Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-GAAP ratios calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further excludes restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events.

(15) Return on capital employed (ROCE) is a non-GAAP ratio used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Reconciliation of adjusted segment operating income

			Defense
	Civil Aviation		and Security		Healthcare			Total
Three months ended June 30	2022	2021	2022	2021	2022	2021	2022	2021
Operating income (loss)	$75.4	$59.0	$(30.3)	$22.6	$(5.7)	$4.6	$39.4	$86.2
Restructuring, integration and acquisition costs	11.2	10.7	9.1	1.1	1.2	0.4	21.5	12.2
Adjusted segment operating income (loss)	$86.6	$69.7	$(21.2)	$23.7	$(4.5)	$5.0	$60.9	$98.4
COVID-19 government support programs	—	5.2	—	8.0	—	0.4	—	13.6
Adjusted SOI excluding COVID-19 government
support programs	$86.6	$64.5	$(21.2)	$15.7	$(4.5)	$4.6	$60.9	$84.8

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended
	June 30
(amounts in millions, except per share amounts)	2022	2021
Net income attributable to equity holders of the Company	$1.7	$46.4
Restructuring, integration and acquisition costs, after tax	15.9	9.2
Adjusted net income	$17.6	$55.6
COVID-19 government support programs, after tax	$—	$10.0
Adjusted net income excluding COVID-19 government support programs	$17.6	$45.6

Average number of shares outstanding (diluted)	318.2	295.8

Adjusted EPS	$0.06	$0.19
Adjusted EPS excluding COVID-19 government support programs	$0.06	$0.15

Reconciliation of free cash flow

(amounts in millions)	Q1-2023	Q1-2022
Cash provided by operating activities*	$67.7	$135.1
Changes in non-cash working capital	(230.3)	(264.2)
Net cash used in operating activities	$(162.6)	$(129.1)
Maintenance capital expenditures	(16.9)	(10.9)
Change in ERP and other assets	(14.4)	(8.9)
Proceeds from the disposal of property, plant and equipment	4.0	1.8
Net proceeds from (payments to) equity accounted investees	1.1	(0.5)
Dividends received from equity accounted investees	6.4	—
Free cash flow	$(182.4)	$(147.6)
* before changes in non-cash working capital

Reconciliation of capital employed and net debt

	As at June 30	As at March 31
(amounts in millions)	2022	2022
Use of capital:
Current assets	$2,169.1	$2,148.6
Less: cash and cash equivalents	(206.0)	(346.1)
Current liabilities	(2,051.0)	(2,091.2)
Less: current portion of long-term debt	228.8	241.8
Non-cash working capital	$140.9	$(46.9)
Property, plant and equipment	2,170.8	2,129.3
Intangible assets	3,872.5	3,796.3
Other long-term assets	1,543.6	1,504.6
Other long-term liabilities	(547.8)	(596.6)
Total capital employed	$7,180.0	$6,786.7
Source of capital:
Current portion of long-term debt	$228.8	$241.8
Long-term debt	3,003.1	2,804.4
Less: cash and cash equivalents	(206.0)	(346.1)
Net debt	$3,025.9	$2,700.1
Equity attributable to equity holders of the Company	4,079.4	4,009.7
Non-controlling interests	74.7	76.9
Source of capital	$7,180.0	$6,786.7

For non-GAAP and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under GAAP, please refer to Section 5 of CAE’s MD&A for the quarter ended June 30, 2022 filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Consolidated Income (Loss) Statement

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2022	2021
Revenue	$933.3	$752.7
Cost of sales	700.4	538.9
Gross profit	$232.9	$213.8
Research and development expenses	40.7	23.5
Selling, general and administrative expenses	145.1	105.9
Other (gains) and losses	(2.4)	(5.7)
Share of after-tax profit of equity accounted investees	(11.4)	(8.3)
Restructuring, integration and acquisition costs	21.5	12.2
Operating income	$39.4	$86.2
Finance expense – net	36.2	28.6
Earnings before income taxes	$3.2	$57.6
Income tax (recovery) expense	(0.5)	10.3
Net income	$3.7	$47.3
Attributable to:
Equity holders of the Company	$1.7	$46.4
Non-controlling interests	2.0	0.9
Earnings per share attributable to equity holders of the Company
Basic and diluted	$0.01	$0.16

Consolidated Statement of Comprehensive Income (Loss)

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars)	2022	2021
Net income	$3.7	$47.3
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$56.3	$(37.6)
Net (loss) gain on hedges of net investment in foreign operations	(43.6)	14.4
Reclassification to income of foreign currency exchange differences	(0.2)	(2.2)
Net gain (loss) on cash flow hedges	8.3	(13.8)
Reclassification to income of gains on cash flow hedges	(15.9)	(3.7)
Income taxes	3.5	6.1
	$8.4	$(36.8)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$62.1	$3.6
Income taxes	(16.5)	(0.9)
	$45.6	$2.7
Other comprehensive income (loss)	$54.0	$(34.1)
Total comprehensive income	$57.7	$13.2
Attributable to:
Equity holders of the Company	$54.9	$12.8
Non-controlling interests	2.8	0.4

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2022	2022
Assets
Cash and cash equivalents	$206.0	$346.1
Accounts receivable	658.1	556.9
Contract assets	612.0	608.3
Inventories	550.4	519.8
Prepayments	71.3	56.7
Income taxes recoverable	42.8	33.2
Derivative financial assets	28.5	27.6
Total current assets	$2,169.1	$2,148.6
Property, plant and equipment	2,170.8	2,129.3
Right-of-use assets	363.9	373.0
Intangible assets	3,872.5	3,796.3
Investment in equity accounted investees	463.9	454.0
Employee benefits assets	29.9	—
Deferred tax assets	111.2	117.4
Derivative financial assets	15.6	10.5
Other non-current assets	559.1	549.7
Total assets	$9,756.0	$9,578.8

Liabilities and equity
Accounts payable and accrued liabilities	$895.0	$975.1
Provisions	31.8	36.7
Income taxes payable	27.8	22.7
Contract liabilities	833.8	788.3
Current portion of long-term debt	228.8	241.8
Derivative financial liabilities	33.8	26.6
Total current liabilities	$2,051.0	$2,091.2
Provisions	20.7	20.6
Long-term debt	3,003.1	2,804.4
Royalty obligations	121.1	126.0
Employee benefits obligations	81.7	109.7
Deferred tax liabilities	96.1	93.7
Derivative financial liabilities	1.4	1.0
Other non-current liabilities	226.8	245.6
Total liabilities	$5,601.9	$5,492.2
Equity
Share capital	$2,237.9	$2,224.7
Contributed surplus	40.2	38.6
Accumulated other comprehensive income	(23.6)	(31.2)
Retained earnings	1,824.9	1,777.6
Equity attributable to equity holders of the Company	$4,079.4	$4,009.7
Non-controlling interests	74.7	76.9
Total equity	$4,154.1	$4,086.6
Total liabilities and equity	$9,756.0	$9,578.8

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Three months ended June 30, 2022	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2022	317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6
Net income	—	$—	$—	$—	$1.7	$1.7	$2.0	$3.7
Other comprehensive income	—	—	—	7.6	45.6	53.2	0.8	54.0
Total comprehensive income	—	$—	$—	$7.6	$47.3	$54.9	$2.8	$57.7
Exercise of stock options	645,277	13.2	(1.7)	—	—	11.5	—	11.5
Share-based payments expense	—	—	3.3	—	—	3.3	—	3.3
Transactions with non-controlling interests	—	—	—	—	—	—	(5.0)	(5.0)
Balances as at June 30, 2022	317,669,400	$2,237.9	$40.2	$(23.6)	$1,824.9	$4,079.4	$74.7	$4,154.1

	Attributable to equity holders of the Company
Three months ended June 30, 2021	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2021	293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8
Net income	—	$—	$—	$—	$46.4	$46.4	$0.9	$47.3
Other comprehensive (loss) income	—	—	—	(36.3)	2.7	(33.6)	(0.5)	(34.1)
Total comprehensive (loss) income	—	$—	$—	$(36.3)	$49.1	$12.8	$0.4	$13.2
Exercise of stock options	933,943	23.3	(3.1)	—	—	20.2	—	20.2
Share-based payments expense	—	—	4.6	—	—	4.6	—	4.6
Transactions with non-controlling interests	—	—	—	—	—	—	(2.4)	(2.4)
Balances as at June 30, 2021	294,289,406	$1,539.5	$24.0	$21.8	$1,592.8	$3,178.1	$70.3	$3,248.4

Consolidated Statement of Cash Flows

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars)	2022	2021
Operating activities
Net income	$3.7	$47.3
Adjustments for:
Depreciation and amortization	82.6	71.1
Impairment of non-financial assets	3.2	2.3
Share of after-tax profit of equity accounted investees	(11.4)	(8.3)
Deferred income taxes	(8.5)	(1.3)
Investment tax credits	(0.9)	(9.5)
Share-based payments expense	(4.8)	(8.7)
Defined benefit pension plans	4.3	6.8
Other non-current liabilities	(5.3)	(2.3)
Derivative financial assets and liabilities – net	(6.0)	20.3
Other	10.8	17.4
Changes in non-cash working capital	(230.3)	(264.2)
Net cash used in operating activities	$(162.6)	$(129.1)
Investing activities
Business combinations, net of cash acquired	$—	$(16.0)
Additions to property, plant and equipment	(73.9)	(73.9)
Proceeds from disposal of property, plant and equipment	4.0	1.8
Additions to intangible assets	(25.4)	(19.3)
Net proceeds from (payments to) equity accounted investees	1.1	(0.5)
Dividends received from equity accounted investees	6.4	—
Other	(5.0)	(2.4)
Net cash used in investing activities	$(92.8)	$(110.3)
Financing activities
Net proceeds from borrowing under revolving credit facilities	$133.3	$—
Proceeds from long-term debt	8.9	6.7
Repayment of long-term debt	(23.6)	(7.9)
Repayment of lease liabilities	(12.3)	(12.6)
Net proceeds from the issuance of common shares	11.5	20.2
Net cash provided by financing activities	$117.8	$6.4
Effect of foreign currency exchange differences on cash and cash equivalents	$(2.5)	$(2.6)
Net decrease in cash and cash equivalents	$(140.1)	$(235.6)
Cash and cash equivalents, beginning of period	346.1	926.1
Cash and cash equivalents, end of period	$206.0	$690.5

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Samantha Golinski, Vice President, Public Affairs and Global Communications, 514-341-2000 ext 7939, samantha.golinski@cae.com